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                                                                    EXHIBIT 20.1

[DAKA INTERNATIONAL LOGO]
ONE CORPORATE PLACE
55 FERNCROFT ROAD
DANVERS, MA 01923-4001

June 3, 1997

Dear DAKA International Stockholder:


     I am pleased to inform you that on May 27, 1997, DAKA International, Inc. ("DAKA International") entered into an Agreement and Plan of Merger providing for the acquisition by Compass Holdings, Inc. ("Compass"), a wholly owned subsidiary of Compass Group PLC, of DAKA International's contract catering and vending business (the "Foodservice Business"), which is primarily operated by Daka, Inc., a wholly owned subsidiary of DAKA International, for approximately $195 million in cash (including the repayment by Compass of up to $110 million in indebtedness of DAKA International). In connection with this transaction, the Board of Directors of DAKA International has unanimously approved a proposed spin-off of DAKA International's businesses other than the Foodservice Business.



     As required by the Agreement and Plan of Merger, Compass has commenced a cash tender offer (the "Offer") to purchase all outstanding shares of DAKA International's Common Stock (the "DAKA Shares") at a price of $7.50 net per share payable in cash at the closing. Immediately prior to the consummation of the Offer, DAKA International will (i) transfer the businesses of DAKA International and its subsidiaries other than the Foodservice Business, including the Fuddruckers and Champps Americana restaurant chains, to Unique Casual Restaurants, Inc. ("UCRI"), a newly formed Delaware corporation that was established to hold all of the assets of DAKA International other than those related to the Foodservice Business and (ii) declare a dividend (conditioned upon the satisfaction or waiver by Compass of all of the conditions to the Offer other than the condition that the Distribution (as defined below) be consummated) of one share of common stock of UCRI for each DAKA Share held of record on June 24, 1997 (or such later date as the Board of Directors of DAKA International may determine subject to the terms of the Offer if the expiration date of the Offer is extended by Compass past June 25, 1997) (collectively, the "Distribution").



     The Offer is conditioned upon, among other things, satisfaction of the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer, a number of DAKA Shares that represents two-thirds of the total voting power of DAKA International.



     As a result, in the Offer and Distribution taken together, each stockholder who tenders DAKA Shares pursuant to the Offer will receive $7.50 per share in cash from Compass and one share of UCRI from DAKA International for each share tendered. UCRI will apply for listing of its common stock on Nasdaq and it is expected that a "when-issued" trading market will develop on or about the record date for the Distribution. There can be no assurance as to prices at which such common stock will trade before or after the date the shares of common stock of UCRI are distributed. After giving effect to the Distribution, the assets of DAKA International will consist only of the Foodservice Business. UCRI will own and operate DAKA International's restaurant businesses, consisting primarily of its Fuddruckers and Champps Americana casual dining restaurants and its Great Bagel and Coffee Company business.

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June 3, 1997
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     THE BOARD OF DIRECTORS OF DAKA INTERNATIONAL HAS UNANIMOUSLY APPROVED THE
OFFER, THE MERGER AND THE DISTRIBUTION AND HAS DETERMINED THAT THE OFFER, THE MERGER AND THE DISTRIBUTION ARE FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF DAKA INTERNATIONAL.



     Over the past few months, the Board of Directors of DAKA International has been exploring strategic alternatives to improve stockholder value, alleviate DAKA International's significant debt and provide the best opportunity to return to profitability. The Board of Directors of DAKA International believes the Offer, Merger and Distribution, taken together, accomplish these objectives. The price to be paid by Compass for the Foodservice Business of approximately $195 million is fair and, through the Offer and the Distribution, some of the value of DAKA International will be distributed to its stockholders. Although the Foodservice Business has been very profitable for DAKA International, DAKA International's significant short term debt has crippled its ability to grow and has significantly impacted overall profitability. As a result of this transaction, management will be able to concentrate on the continued turnaround of Fuddruckers and the expansion of Champps Americana. UCRI is anticipated to have a net worth of over $100 million and will be basically debt-free.



     Enclosed is an Information Statement explaining the proposed Distribution in detail and providing information about UCRI and certain other matters. You are urged to read the Information Statement in its entirety. A stockholder vote is not necessary in connection with the Distribution and, accordingly, your proxy is not being solicited. Therefore, no action on your part is being requested. Shortly after the date of the proposed Distribution you will receive one share of common stock of UCRI for each DAKA Share held by you on the record date. The proposed Distribution is subject to a number of conditions described in the Information Statement and in any event will not occur until immediately prior to the time on which DAKA Shares are accepted for purchase by Compass pursuant to the Offer.



     On behalf of the Board of Directors and management of DAKA International, we thank you for your support and look forward to your participation as a stockholder of Unique Casual Restaurants, Inc.


                                            Sincerely,

                                            /s/ William H. Baumhauer
                                            William H. Baumhauer
                                            Chairman, Chief Executive
                                              Officer and President